March 11, 2005

via U.S. mail and facsimile

Michael A. McLain, President and Chief Executive Officer
Aearo Company I
5457 West 79th Street
Indianapolis, IN  46268

	RE:	Form 10-K for the fiscal year ended September 30, 2004
		Form 10-Q for the period ended December 31, 2004
			File No. 333-116676


Dear Mr. McLain:

      We have reviewed your response letter dated March 8, 2005 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comments applicable to your overall filing
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
2. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 8. Financial Statements and Supplementary Data

1. Basis of Presentation, page 40
3. Please tell us how you determined that your trademarks and trade names have indefinite lives. Refer to paragraph 11 of SFAS 142.

11. Commitments and Contingencies

Contingencies, page 61
4. We have read your response to our comment 17. We acknowledge your concerns. However, we feel as though the information relating to your probable product liabilities for asbestos and silica-related claims requested below is important for readers. Please disclose separately for each of these types of claims the following:
* A rollforward for each period presented of your claims activity that shows the number of claims at the beginning of the period, increases in the number of claims, the number of claims settled, and the ending number of claims.
* The average settlement amount for cases closed in each period. Please also disclose any necessary assumptions you used or other information you feel is important for readers to properly evaluate the information presented.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2004

Comment applicable to your overall filing
5. Please address the comments above in your interim Forms 10-Q as well.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.







      If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 824-
5578
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. Michael A. McLain
March 11, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE